My French Cuisine

Profit and Loss

January - December 2022

	TOTAL
Income	
Clover	153.93
Clover Refunds	639.43
Clover Sales	7,631.24
Total Clover	**8,424.60**
Discounts given	13.32
Food Sales	103,176.22
Sales	1,663.00
Sales of Product Income	16,718.00
Stripe Sales	1,191.52
Unapplied Cash Payment Income	152.36
Uncategorized Income	290.70
Total Income	**$131,629.72**
Cost of Goods Sold	
Cost of Goods Sold	1,453.70
Food Purchases	28,577.57
Job Supplies	314.21
Total Cost of Goods Sold	**$30,345.48**
GROSS PROFIT	**$101,284.24**
Expenses	
Advertising & Marketing	5,139.90
Bank Charges & Fees	5.00
Bank & CC Fees	371.14
QuickBooks Payments Fees	2,218.48
Total Bank Charges & Fees	**2,594.62**
Car & Truck	
Fuel	1,415.99
Total Car & Truck	**1,415.99**
Dues & subscriptions	2,947.63
Insurance	1,871.78
Legal & Professional Services	490.00
Bookkeeping Fees	1,080.00
Total Legal & Professional Services	**1,570.00**
Office Supplies & Software	2,892.47
Other Business Expenses	14,380.43
Reimbursable Expenses	3,701.16
Rent & Lease	60,770.71
Rent or Lease of Buildings	8,737.57
Total Rent & Lease	**69,508.28**
Taxes & Licenses	4,287.94
Uncategorized Expense	92.39

My French Cuisine

Profit and Loss

January - December 2022

	TOTAL
Utilities	67.92
Total Expenses	**$110,470.51**
NET OPERATING INCOME	**$ -9,186.27**
NET INCOME	**$ -9,186.27**

My French Cuisine

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 1125	26,542.50
QuickBooks Checking Account	427.48
Total Bank Accounts	**$26,969.98**
Accounts Receivable	
Accounts Receivable (A/R)	1,622.95
Total Accounts Receivable	**$1,622.95**
Other Current Assets	
Inventory Asset	0.00
Uncategorized Asset	12,411.05
Undeposited Funds	0.00
Total Other Current Assets	**$12,411.05**
Total Current Assets	**$41,003.98**
TOTAL ASSETS	**$41,003.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	3,410.94
CITI BANK	-2,695.17
CITI BANK	20,000.00
Total CITI BANK	**17,304.83**
Total Credit Cards	**$20,715.77**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	7,725.32
Clover Tips	0.00
Out Of Scope Agency Payable	305.25
Undistributed Tips	565.61
Total Other Current Liabilities	**$8,596.18**
Total Current Liabilities	**$29,311.95**
Total Liabilities	**$29,311.95**
Equity	
Opening Balance Equity	0.00
Owner's Investment	68,900.00
Owner's Pay & Personal Expenses	-972.62
Prior Year Adjustment	1,006.29
Reconciliation Adjustment	1,209.97
Retained Earnings	-51,527.42

My French Cuisine

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-6,924.19
Total Equity	**$11,692.03**
TOTAL LIABILITIES AND EQUITY	**$41,003.98**

My French Cuisine

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,924.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,575.13
Inventory Asset	-8,370.06
Uncategorized Asset	-12,411.05
AMEX	3,410.94
CITI BANK	-2,695.17
California Department of Tax and Fee Administration Payable	6,738.32
Out Of Scope Agency Payable	305.25
Undistributed Tips	565.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,031.29**
Net cash provided by operating activities	**$ -20,955.48**
FINANCING ACTIVITIES	
Owner's Investment	13,000.00
Owner's Pay & Personal Expenses	-359.27
Prior Year Adjustment	526.29
Reconciliation Adjustment	1,209.97
Net cash provided by financing activities	**$14,376.99**
NET CASH INCREASE FOR PERIOD	**$ -6,578.49**
Cash at beginning of period	33,548.47
CASH AT END OF PERIOD	**$26,969.98**